

08027302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67356

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAYDAVIS PARTNERS, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

800 Third Avenue

(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harvey N. Black III   212-599-2795

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds & Rowella, LLP

(Name – *if individual, state last, first, middle name*)

90 Grove St.	Ridgefield	CT	06877
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 5 2008

THOMSON
FINANCIAL

FEB 2 7 2008

Washington, DC

104

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Harvey N. Black III_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_MAYDAVIS PARTNERS, LLC_____ , as

of ___December 31,_____ , 20 _07____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public   02-25-08

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

Page(s)



Reynolds &Rowella LLP

Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

INDEPENDENT AUDITOR'S REPORT

To the Member of
May Davis Partners, LLC
New York, NY

We have audited the accompanying statement of financial condition of May Davis Partners, LLC as of December 31, 2007, and the related statements of income, changes in member's capital and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of May Davis Partners, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included with this report are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 25, 2008

i

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: *(203) 431-3570*   e-mail *info@reynoldsrowella.com*   website: *www.reynoldsrowella.com*

MAY DAVIS PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	21,951
Due from related parties		44,000
TOTAL ASSETS	$	65,951

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES

Accounts payable and accrued expenses	$	6,040
TOTAL LIABILITIES		6,040
MEMBER'S CAPITAL		59,911
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	65,951

See notes to financial statements.

ii

MAY DAVIS PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES
  Miscellaneous income $ 35,000

EXPENSES
  Licensing, regulatory fees   1,262
  Miscellaneous   16,922
  Guaranteed payment   20,000
  Professional fees   28,327

    TOTAL EXPENSES   66,511

NET LOSS $ (31,511)

See notes to financial statements.

Reynolds
&Rowella LLP

EXHIBIT C

MAY DAVIS PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance - beginning of period	$ 16,422
Distributions to member	(43,000)
Contributions	118,000
Net loss	(31,511)
Balance - end of period	$ 59,911

See notes to financial statements.

MAY DAVIS PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(31,511)
Adjustments to reconcile net loss to net cash		
provided by operating activities		
Loss on disposal of assets		782
Changes in assets and liabilities		
(Increase) decrease in:		
Due to related party		(44,000)
Other receivable		147
Prepaid expense		989
Increase (decrease) in:		
Accounts payable and accrued expenses		1,030
NET CASH FLOWS USED IN OPERATING ACTIVITIES		(72,563)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contribution by member		118,000
Distributions to member		(43,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES		75,000
NET INCREASE IN CASH		2,437
CASH AT BEGINNING OF PERIOD		19,514
CASH AT END OF PERIOD	$	21,951

See notes to financial statements.

v

Reynolds
&Rowella LLP

MAY DAVIS PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Black Capital Partners, LLC was formed as a single member limited liability Company on November 21, 2005 in the State of Delaware and commenced operations on April 1, 2006. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulations Authority, (FINRA), effective September 18, 2006. The Company was formed for the purpose of acting as a placement agent, finder or consultant in the sale of shares or interests in investment partnerships. Prior to the purchase Black Capital Partners, LLC changed it name to May Davis Partners, LLC. Effective December 26, 2007 May Davis Partners Acquisition Company, LLC purchased 100% of May Davis Partners, LLC.

The term of the Company will continue in perpetuity, unless terminated by the managing member.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is organized as a Limited Liability Company. As a flow-through entity, federal and state income taxes are the responsibility of the members. Therefore, the Company does not record a provision for income taxes as the member reports the Company's income or loss on their income tax returns.

Revenue Recognition

The Company records revenues from completed transactions as of the closing date of the transaction.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Reynolds
&Rowella LLP

MAY DAVIS PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2007, the Company had net capital of $15,911, which exceeded the minimum requirement of $5,000 by $10,911.

NOTE 3 – RULE 15c3-3 EXEMPTION

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 4 – RELATED PARTY

The Company has advanced money to May Davis Partners Acquisition Company, LLC (MDPAC), a related party. MDPAC owns 100% of May Davis Partners, LLC. At December 31, 2007 the Company is owed $44,000 from the related party.

Reynolds
&Rowella LLP

SUPPLEMENTARY INFORMATION

MAY DAVIS PARTNERS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$	59,911
Deductions and/or charges for non-allowable assets:		
Other assets		44,000
NET CAPITAL		15,911
Minimum net capital required ($5,000 or 6-2/3% of aggregated indebtedness)		5,000
Excess net capital	$	10,911

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17a-5, Part II-A filing as of December 31, 2007.

MAY DAVIS PARTNERS, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2007

AGGREGATE INDEBTEDNESS
  Items included in statement of financial condition:

Accounts payable and accrued expenses	$	6,040
Total aggregate indebtedness	$	6,040
Excess net capital at 1,000 percent	$	15,307
Ratio: Aggregate indebtedness to net capital		.38 to 1

MAY DAVIS PARTNERS, LLC

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL



Reynolds & Rowella LLP

Full Service Accounting & Financial Solutions
expect **more** from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

ACCOUNTANT'S SUPPLEMENTARY REPORT
ON INTERNAL CONTROL

To the Member of
May Davis Partners, LLC
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of May Davis Partners, LLC (the Company), for the year ended December 31, 2007, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities as required by Rule 15c3-3.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

X

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570   *e-mail info@reynoldsrowella.com*   *website: www.reynoldsrowella.com*

Two .of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of May Davis Partners, LLC for the year ended December 31, 2007 and this report does not affect our report thereon dated February 20, 2008. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(1) and k(2)(ii) exemptions from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 25, 2008

xi

END